UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES RESULTS OF ITS SALES NETWORK MECHEL SERVICE OOO’S DEVELOPMENT
IN 2009

Moscow, Russia – January 12, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces successful implementation of annual development plan of its sales and service network Mechel Service OOO.
In May, 2009 in line with the strategy of its own production and warehousing facilities development Mechel Service launched production of welded mesh in
Moscow region. Starting from autumn 2009 the company reached its production capacity of 700 tonnes of welded mesh per month. Currently welded mesh is mainly consumed by construction companies in Moscow, Moscow region, and the south of
Russia. Mechel Service intends to extend its supplies to customers in the
North-Western region.
One of Mechel Service’s priority tasks in 2009 was establishing new sales directions. In addition to the in-house welded mesh, Mechel Service’s product portfolio now includes B500C cold-deformed reinforcement and pipe rolled products. Moreover, a significant increase in hardware and structural shapes sales allowed Mechel Service to extend its market share, though overall decline in demand for metal products was witnessed in this period.
In the meantime, in 2009 Mechel Service paid dominant attention to quality improvement and further expansion of services portfolio for its end customers.
In addition to the in-house production, Mechel Service established its own cargo fleet which allowed to reach a new level in services quality. At the end of
November 2009 Mechel Service purchased five new cars for operation in Moscow region. Its own cargo fleet allows Mechel Service to significantly optimize timelines in steel products supplies for customers in the Central Region of
Russia. In 2010 the fleet expansion is planned for operation in Moscow,
Krasnodar, Yekaterinburg, Saint-Petersburg, and Novosibirsk.
In 2009 Mechel Service regional network was continually expanding. New branches were opened in Penza, Lipetsk, Guryevsk, and Engels. No significant changes happened in Mechel Service’s branches network structure. Its general strategy provided for enlarging of its operating facilities and extension of production and warehousing facilities in the regions of operation. Over 50 units of Mechel
Service are successfully operating in Russia, most of them are equipped with working machines for reinforcement cutting and straitening and rope unwinding.
In 2010 it is planned to increase volumes of steel products processing also due to purchasing of new equipment.
Senior Vice President of Mechel OAO Vladimir Polin commented on results for
2009: “Thanks to the quality development and expansion of the branch network in the regions of Mechel Service’s operation in 2009 we managed to secure sales volumes at the pre-crisis level and even to enlarge our market share in certain directions. Stable marketing allowed us to maintain high capacity utilization level at Mechel’s enterprises and to response to the market needs promptly.
Thus, our well-balanced in-house system for direct sales to end customers proved to be beneficial.”
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: January 12, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO